UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

MEMSIC, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

586264103

(CUSIP Number)

Quan Zhou

IDG Capital Management (HK) Limited

Unit 5505, The Centre

99 Queen’s Road Central, Hong Kong

+(852) 2529-1016

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 586264103

1.	Name of reporting person: IDG-Accel China Growth Fund II L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person PN

CUSIP No. 586264103

1.	Name of reporting person: IDG-Accel China Growth Fund II Associates L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person PN

CUSIP No. 586264103

1.	Name of reporting person: IDG-Accel China Investors II L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person PN

CUSIP No. 586264103

1.	Name of reporting person: IDG-Accel China Growth Fund GP II Associates Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person CO

CUSIP No. 586264103

1.	Name of reporting person: IDG Technology Venture Investments, LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person PN

CUSIP No. 586264103

1.	Name of reporting person: IDG Technology Venture Investments, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person OO

CUSIP No. 586264103

1.	Name of reporting person: IDG Technology Venture Investment III, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person PN

CUSIP No. 586264103

1.	Name of reporting person: IDG Technology Venture Investment III, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person OO

CUSIP No. 586264103

1.	Name of reporting person: Quan Zhou
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 586264103

1.	Name of reporting person: Chi Sing Ho
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

INTRODUCTORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is filed with respect to MEMSIC, Inc. (the “Company” or “Issuer”) jointly by IDG-Accel China Growth Fund II L.P., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Investors II L.P., IDG-Accel China Growth Fund GP II Associates Ltd., IDG Technology Venture Investments, LP, IDG Technology Venture Investments, LLC, IDG Technology Venture Investment III, L.P., IDG Technology Venture Investment III, LLC (collectively, the “IDG Filing Persons”), Mr. Quan Zhou and Mr. Chi Sing Ho (collectively referred to herein as the “Reporting Persons”) pursuant to their agreement of joint filing, filed with the Schedule 13D as Exhibit 7.01 and incorporated herein by reference.

This Amendment No. 3 amends and supplements the statement on the Schedule 13D filed on November 20, 2012, as previously amended on April 25, 2013 and on July 25, 2013 (as amended and supplemented to date, the “Schedule 13D”), on behalf of the reporting persons named therein with the United States Securities and Exchange Commission. Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 16, 2013, the Company held a special meeting of its shareholders (the “Special Meeting”) at the offices of Foley Hoag LLP located at Seaport West, 155 Seaport Boulevard, Boston, Massachusetts. At the Special Meeting, the shareholders of the Company voted in favor of the proposal to approve the Agreement and Plan of Merger, dated as of April 22, 2013 (the “Merger Agreement”), by and among MZ Investment Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), MZ Investment Holdings Merger Sub Limited, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”).

On September 17, 2013, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As of the effective time of the Merger (the “Effective Time”), each share of Company common stock (the “Common Stock”) that was outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$4.225 (the “Merger Consideration”) in cash without interest, except for (a) shares held by the Company as treasury stock and shares held by Parent, Merger Sub, or any wholly-owned Company subsidiary, including the shares contributed to Parent by IDG-Accel China Growth Fund II L.P., IDG-Accel China Investors II L.P., IDG Technology Venture Investments, L.P., IDG Technology Venture Investments, LLC, IDG Technology Venture Investment III, L.P., IDG-Accel China Capital II L.P., Dr. Yang Zhao, Ph.D., Dr. Paul Zavracky, Ph.D., Patricia Niu, Yongyao Cai, Noureddine Hawat, Alexander Dribinsky, Dr. Eric Chojnacki, Ph.D., James Fennelly, Dr. Dong An, Ph.D., Lei Zhang, Wei Zhang, Haidong Liu, Leyue Jiang, John Newton, Jose Rios and Cheryl Merino (collectively, the “Rollover Holders”) immediately prior to the Effective Time, all of which shares have been cancelled without the right to receive the Merger Consideration; and (b) shares held by stockholders who had properly exercised and perfected and had neither effectively withdrawn nor lost their appraisal rights under the Delaware General Corporation Law (“DGCL”), which shares have been cancelled and have entitled the former holders thereof to receive the appraised value thereon in accordance with such holder’s appraisal rights under the DGCL.

In addition, as of the Effective Time, each option to purchase Company common stock issued under the Company’s 2000 Omnibus Stock Plan, 2007 Stock Incentive Plan and Amended and Restated 2009 Nonqualified Inducement Stock Plan (collectively, “Stock Incentive Plans”), then outstanding and unexercised, whether or not vested (a “Company Option”), was cancelled and converted into the right to receive cash in an amount equal to the total number of Company common stock subject to such Company Option immediately prior to the Effective Time multiplied by the excess, if any, of (x) US$4.225 over (y) the exercise price payable per share of Company common stock under such Company Option. Also as of the Effective Time, each then outstanding restricted share and restricted stock unit of Company common stock granted under the Stock Incentive Plans was cancelled and converted into the right to receive US$4.225, without interest and less any applicable withholding taxes.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Common Stock ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) and became eligible for delisting from the NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Pursuant to a certain contribution agreement, dated as of April 22, 2013 (the “Contribution Agreement”), by and among Parent and the Rollover Holders, the Rollover Holders contributed to Parent shares of Common Stock and/or cash contribution in exchange for shares of Parent, immediately prior to the effective time of the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which is filed as Exhibit 7.05 to the Schedule 13D and is incorporated herein by reference in its entirety.

Pursuant to a certain voting agreement, dated as of April 22, 2013 (the “Voting Agreement”), by and among the Rollover Holders, Parent and the Company, the Rollover Holders, who collectively owned approximately 22.4% of the outstanding shares of Common Stock prior to the effective time of the Merger, appeared at the Special Meeting or otherwise caused their shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum, and voted or caused to be voted at such meeting all their shares of Common Stock in favor of the approval of the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which was filed as Exhibit 7.06 to the Schedule 13D and is incorporated herein by reference in its entirety.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(a) – (b)	As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c)	Other than the transactions listed above, none of the Reporting Persons has effected any transactions of the Common Stock during the past sixty (60) days.

(d)	Not applicable.

(e)	September 17, 2013.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01 Joint Filing Agreement by and among the Reporting Persons, dated November 20, 2012 (incorporated by referent to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on November 20, 2012).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2013

IDG-ACCEL CHINA GROWTH FUND II L.P.		IDG TECHNOLOGY VENTURE INVESTMENTS, LLC
By: IDG-Accel China Growth Fund II Associates L.P., its General Partner
By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU	Name:	Quan ZHOU
Title:	Authorized Signatory	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P.		IDG TECHNOLOGY VENTURE INVESTMENT III, L.P.
By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner		By: IDG Technology Venture Investment III, LLC, its General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU	Name:	Quan ZHOU
Title:	Authorized Signatory	Title:	Authorized Signatory

IDG-ACCEL CHINA INVESTORS II L.P.		IDG TECHNOLOGY VENTURE INVESTMENT III, LLC
By: IDG-Accel China Growth Fund GP II Associates
Ltd., its General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU	Name:	Quan ZHOU
Title:	Authorized Signatory	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.		CHI SING HO

By:	/s/ Quan ZHOU	By:	/s/ Chi Sing HO
Name:	Quan ZHOU
Title:	Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENTS, LP		QUAN ZHOU
By: IDG Technology Venture Investments, LLC, its General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU
Title:	Authorized Signatory

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